TELLABS, INC.

COMPUTATION OF PER SHARE EARNINGS

In millions, except per share amounts

	First Quarter
	03/28/08	03/30/07
Numerator:
Net earnings	$16.6	$25.5

Denominator:
Denominator for basic earnings per share—Weighted average shares outstanding	407.9	438.2
Effect of dilutive securities:
Stock options and awards	1.0	5.0

Denominator for diluted earnings per share—Adjusted weighted average shares outstanding and assumed conversions	408.9	443.2

Net earnings per share – basic	$0.04	$0.06

Net earnings per share – diluted	$0.04	$0.06

25